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                                  UNITED STAES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.3)*


                       Fronteer Financial Holdings, Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          $0.01 Par Value Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  359031 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)



     Robert L. Long, 935 Castle Ridge Rd., Golden, CO 80401 (303) 860-6445
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               December 23, 1997
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No. 359031 10 1



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Robert L. Long
          S.S. No. ###-##-####
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

       (a)  [  ]
       (b)  [  ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY



--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS (See Instructions)

          N/A

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)       [  ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER  530,000 shares -- 3.1% (includes
     SHARES            480,000 shares underlying presently exercisable options)
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER  530,000 shares -- 3.1% (includes
      WITH             480,000 shares underlying presently exercisable options)
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          530,000 shares -- 3.1% (includes 480,000 shares underlying presently exercisable options)
--------------------------------------------------------------------------------

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)       [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.1%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

          IN

--------------------------------------------------------------------------------


                               Page 2 of 4 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date of this Amendment No. 3 to Schedule 13D, Robert L. Long beneficially owns 530,000 shares of the common stock of the Issuer which constitutes 3.1% of the outstanding common stock of the Issuer. This amount includes 480,000 shares underlying presently exercisable options.

     (b) Robert L. Long has sole voting and disposition power of the 530,000 shares.

     (c) On December 17, 1997, Robert L. Long entered into an agreement with Heng Fung Capital [S] Private Limited, a Singapore corporation that is a wholly owned subsidiary of Heng Fung Holdings Company Limited, a public company traded on the Hong Kong Stock Exchange. Pursuant to the agreement, effective December 23, 1997, Heng Fung Capital [S] Private Limited purchased 471,667 shares of the Issuer's common stock from Robert L. Long at a price of $0.88 per share.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 530,000 shares.

     (e) Effective December 23, 1997, Robert L. Long ceased to be the beneficial owner of more than five percent of the common stock of the Issuer.





                               Page 3 of 4 Pages

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             /s/ Robert L. Long
                                             -----------------------------------
                                             Robert L. Long

                              Date:          1-14-98









                               Page 4 of 4 Pages